SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 OF the Securities Exchange Act of 1934

For the month August, 2015

(Commission File No. 1-15250)

Banco Bradesco S.A.

(Exact name of registrant as specified in its charter)

Bank Bradesco

(Translation of registrant’s name in English)

Cidade de Deus, Vila Yara
06029-900  Osasco, SP,

Federative Republic of Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F__

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes           No  X

Cidade de Deus, Osasco, SP, July 17, 2015.

Ref.: Monthly Interest on Shareholders’ Equity

Dear Sirs,

Banco Bradesco S.A., in conformity with the System for Payment of Monthly Interest on Shareholders’ Equity, will pay on September 1, 2015 monthly interest on shareholders’ equity  related  to  the  month  of  August/2015, in the amount of R$0.017249826 per common share and R$0.018974809 per preferred share to the shareholders registered in the Company’s records on August 3, 2015 (declaration date and record date of right). The Company’s shares will be traded “ex-right” on interest from August 4, 2015 on.

The payment will be made in the net amount of R$0.014662352 per common share and R$0.016128588 per preferred share, already net of withholding income tax of 15% (fifteen percent), except for corporate shareholders that are exempt from the referred tax, which shall receive the declared amount, as follows:

•     to shareholders whose shares are deposited at the Company and that keep their register and banking data updated, by means of credit in the current accounts in a financial institution they indicate. Those who do not have such data updated must present themselves at a Bradesco branch on their preference bearing their individual taxpayer’s ID, identification document and proof of residence (utility bill) for record updating and receiving the respective amounts to which they are entitled; and

•     to shareholders whose shares are deposited at the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Future Exchange), by means of institutions and/or brokerage houses which keep their shareholding position in custody.

Cordially,

Banco Bradesco S.A.

Luiz Carlos Angelotti

Executive Managing Officer and

Investor Relations Officer

Should  you  have  any  questions or require further information, please contact Mr. Carlos Wagner Firetti, phone 55 11 2178-6201, e-mail: 4823.firetti@bradesco.com.br; Mrs. Ivani Benazzi de Andrade, phone 55 11 2178-6218, e-mail: 4823.ivani@bradesco.com.br; or Mr. Carlos Tsuyoshi Yamashita, phone 55 11 2178-6204, e-mail: 4823.carlos@bradesco.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bradesco S.A.

Date:   August 3, 2015

By:

Name: Luiz Carlos Angelotti

Title:    Executive Managing Officer